Stephen T. Burdumy 215-988-2880 Direct 215-988-2757 Fax stephen.burdumy@dbr.com

Law Offices

One Logan Square, Ste. 2000

Philadelphia, PA

19103-6996

(215) 988-2700 phone

(215) 988-2757 fax

www.drinkerbiddle.com

CALIFORNIA

DELAWARE

ILLINOIS

NEW JERSEY

NEW YORK

PENNSYLVANIA

WASHINGTON D.C.

WISCONSIN

Established 1849

May 8, 2012

VIA EDGAR; FEDEX AND EMAIL

Amanda Ravitz

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Re:  Globus Medical, Inc.
Amendment No. 1 to Registration Statement on Form S-1
File No. 333-180426

Dear Ms. Ravitz:

On behalf of Globus Medical, Inc., a Delaware corporation (the “Company”), enclosed for your review is Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-1 for the initial public offering of the Company’s Class A common stock, $0.001 par value per share, which was initially filed with the Securities and Exchange Commission (the “Commission”) on March 29, 2012 (the “Registration Statement”). An electronic version of Amendment No. 1 has been filed concurrently with the Commission through its EDGAR system. The enclosed copy of Amendment No. 1 has been marked to reflect changes made to the Registration Statement.

Amendment No. 1 reflects the Company’s responses to the comments of the staff (the “Staff”) set forth in your letter dated April 25, 2012 (the “Comment Letter”). For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraph in the Comment Letter and is restated in bold before the response to such comment. Capitalized terms used and not defined have the meanings given in Amendment No. 1. Page references in the text of this letter correspond to pages and captions in Amendment No. 1.

General

1.      Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (“the Act”), please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to provide the following additional disclosures:

Amanda Ravitz United States Securities and Exchange Commission Page 2	May 8, 2012

•	Describe how and when a company may lose emerging growth company status;

•	A brief description of the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•	Your election under Section 107(b) of the Act:

•	If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or

•	If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2)(B) of the Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures in MD&A.

Response:

The Company is an “emerging growth company” within the meaning of the Act. The Company has revised the disclosure on its prospectus cover page to indicate it is an emerging growth company, and it has also revised the disclosure on page 5 to describe the exemptions available to the Company as an emerging growth company. Furthermore, the Company has revised the risk factor disclosure on pages 45 through 47, the critical accounting policy disclosures on page 73 and the recent issued accounting pronouncements disclosure on pages 80 and 81 to disclose the exemptions available to the Company under the Act and its election to use the extended transition period for complying with new or revised accounting standards.

Amanda Ravitz United States Securities and Exchange Commission Page 3	May 8, 2012

Prospectus Summary, page 1

2.	Please add disclosure that briefly explains more clearly the breakdown between and changes in your sources of revenue attributable to fusion and disruptive products, your present heavy reliance on 2 specific product lines identified on page 83 and the fact that your recent growth is primarily attributable to the introduction of new products.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 1 and 2 to explain the breakdown between, and changes to, its sources of revenue attributable to its innovative fusion and disruptive technology products. The Company has also revised its disclosure on page 2 to explain the fact that its recent growth is primarily attributable to the introduction of new products.

The Company has also revised its risk factor disclosure on page 13 to demonstrate its reliance on three specific products. Further, the Company advises the Staff that it has referenced the importance of its sales from the aforementioned products in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on pages 66, 67 and 69 as well as disclosed its reliance on these three products in “Business – Products” on page 89. The Company has not included additional disclosure in the prospectus summary and respectfully advises the Staff that it has provided extensive disclosure on this topic and believes that further disclosure in the summary would be duplicative and not helpful to an investor.

Our Business, page 1

3.	Please revise to remove individual results from prior periods or provide sufficiently detailed information so that an investor is able to fully evaluate the prior period results to the same extent they can evaluate results where you provide full financial statement disclosure. In addition, please avoid the use of compound annual growth rate as it provides limited information about significant short term changes in values measured.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 82, and 88 to delete references to sales for 2004 and instead to present sales revenue growth from the Company’s inception to 2011 to better permit an investor to evaluate the sales growth experienced by the Company since it was formed. Additionally, the Company has deleted references to “compound annual growth rate.”

Amanda Ravitz United States Securities and Exchange Commission Page 4	May 8, 2012

4.	Please provide us with objective, independent support for the statements regarding your “unique and highly efficient” product development throughout. In this regard, tell us how you believe your process differs from that of your competitors.

Response:

In response to the Staff’s comment, the Company has revised references to its product development engine to clarify that it believes its product development engine is unique and highly efficient.

The Company advises the Staff that it believes that its product development engine differs from those of its competitors primarily in the nature in which it is operated. The Company uses cross-functional teams that enable its engineers to gather input from surgeons, who provide valuable insight with respect to issues of importance to the Company’s customers, the Company’s dedicated researchers, who perform non-clinical research that provides additional insight to biomechanical and other matters, the Company’s machinists, who provide guidance and input with respect to manufacturing issues and means of addressing those issues, and the Company’s clinical and regulatory personnel, who provide input on design matters that might affect the Company’s ability to obtain clearance or approval to market a device and/or the claims that the Company can make in marketing that device. The Company also possesses testing and other laboratories, as well as its own in-house prototyping shop, that enable it to design, test and refine products very quickly. The reason for using the Company’s integrated team approach and in-house facilities is to develop and launch better products faster than its competition. The Company’s management team has a deep and diverse background in the spine industry and is not aware of any competitor that approaches product development in this manner.

5.	Throughout your disclosure where you cite industry statistics, please provide us copies of source materials marked to indicate the origin of the disclosure.

Response:

In response to the Staff’s comment, the Company is providing to the Staff, under separate cover, a supplemental binder containing marked copies of source materials cited in various places in the Registration Statement.

Amanda Ravitz United States Securities and Exchange Commission Page 5	May 8, 2012

The Offering, page 5

6.	Please provide summary disclosure regarding the effects of the reverse stock split referenced on page i, including the stock split ratios, whether the split would apply to both classes of common stock equally, and the impact on your authorized share capital.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 8 of the Registration Statement to enhance its disclosure to describe the effects of the reverse stock split, including the possible stock split ratios, the classes of stock subject to the stock split and the impact on the Company’s authorized share capital. The Company advises the Staff that when the stock split ratio has been determined, it will revise its disclosure to reflect the effectuation of the reverse stock split.

Summary Consolidated Financial Data, page 8

7.	We note that the pro forma basic and diluted net income per share data assumes the automatic conversion of all shares of your Series E preferred stock into shares of your Class B common stock and the automatic conversion of all shares of your Class C common stock into shares of your Class A common stock. Please tell us why the pro forma adjusted balance sheet does not include adjustments for these events.

Response:

The Company respectfully advises the Staff that the pro forma as adjusted balance sheet, when the share numbers are determined and such balance sheet is presented in complete form, will reflect all adjustments included in the pro forma balance sheet and thus include the adjustment for the automatic conversion of all shares of Series E preferred stock into shares of Class B common stock, the automatic conversion of all shares of Class B common stock held by those who own less than 10% of the aggregate number of all outstanding shares of the Company’s common stock, and the automatic conversion of all shares of Class C common stock into shares of Class A common stock, and will also be further adjusted to reflect the automatic conversion of shares of Class B common stock to shares of Class A common stock upon their sale by the selling stockholders in the offering and to reflect the issuance by the Company of shares of Class A common stock in the offering. In response to the Staff’s comment, the Company has revised the disclosure in notes (3) and (5) to Summary Consolidated Financial Data on pages 10 and

Amanda Ravitz United States Securities and Exchange Commission Page 6	May 8, 2012

12 to clarify that the pro forma balance sheet data reflects such conversions and that the pro forma as adjusted balance sheet data reflects the pro forma balance sheet data, and thus all of the conversions reflected therein, as adjusted to reflect the issuance and sale of shares of Class A common stock in the initial public offering.

8.	We note the unaudited pro forma net income for the year ended December 31, 2011 of $61.1 million. We also see the reference to footnote (3). Please disclose the nature and amount of adjustments to derive the pro forma net income. Please similarly revise your Selected Consolidated Financial Data on page 57. Discuss your consideration of Rule 11-02(b)(6) of Regulation S-X.

Response:

In response to the Staff’s comment, the Company has revised its disclosure in footnote (3) to the Summary Consolidated Financial Data on page 10 and in footnote (3) to the Selected Consolidated Financial Data on pages 60 and 61 to include the nature and the amount of the adjustments to derive the pro forma net income. The Company considered Rule 11-02(b)(6) of Regulation S-X and believes the criteria indicated therein have been met because, upon the terms of the Put Right agreement, the Put Right will be cancelled upon the closing of the initial public offering.

Risk Factors, page 12

Pricing pressure from our competitors, page 13

9.	Please revise to clarify the extent to which your products are currently covered by third-party payors. Disclose when the referenced coverage policy changes occurred and quantify the impact and potential impact on you of these or any other pending or recent coverage changes.

Response:

The Company respectfully advises the Staff that it cannot confirm the extent to which its products and procedures using its products are currently covered by third-party payors, because the Company does not bill any third-party payor. The Company’s customers, which are typically facilities such as hospitals and surgery centers where its products are used, bill third-party payors to cover all or a portion of the costs and fees associated with the procedures in which the Company’s products are used, including the cost to purchase the Company’s products. Because the Company’s customers rely on such third-party reimbursement, changes in the amount that payors are willing to reimburse the Company’s customers for procedures

Amanda Ravitz United States Securities and Exchange Commission Page 7	May 8, 2012

using the Company’s products could create pricing pressure for the Company, and its business could be negatively impacted if such payors reduce or eliminate coverage of and/or reimbursement for procedures using its products. In response to the Staff’s comment, however, the Company has revised the disclosure on page 14 to further clarify that its customers, rather than the Company directly, rely on third-party reimbursement.

The Company has further revised the disclosure on page 14 to identify when the referenced coverage policy changes occurred. The Company has not experienced a material adverse impact on its business due to these coverage policy changes, but its business would be negatively impacted if the trend by third-party payors continues to reduce coverage of and/or reimbursement for procedures using its products. In response to the Staff’s comment, however, the Company has revised page 14 to enhance the disclosure of the potential negative impact of the coverage decisions.

We are dependent, page 16

10.	We note your disclosure regarding reliance on a limited number of suppliers. Please file all agreements that are material contracts required to be filed by Item 601 of Regulation S-K. Refer to Item 601(b)(10)(ii)(B).

Response:

The Company respectfully advises the Staff that none of its agreements with suppliers are material contracts required to be filed by Item 601 of Regulation S-K. In response to the Staff’s comment, the Company has revised the disclosure on page 17 to indicate that the agreements between the Company and its suppliers set forth terms, such as quality and delivery requirements, by which the Company would purchase products from the supplier if the supplier were to accept a purchase order from the Company, but do not obligate the Company to purchase a particular quantity of products from any supplier and do not obligate any supplier to supply a particular quantity of products to the Company.

Amanda Ravitz United States Securities and Exchange Commission Page 8	May 8, 2012

If we do not enhance our product offerings, page 19

11.	Please expand this or another risk factor to clarify the extent to which you rely upon two lines of products as disclosed in the first paragraph on page 83.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 13 to clarify the extent to which it relies on three products as disclosed in the first paragraph under “Products” on page 89.

Our medical device products, page 23

12.	We note the last paragraph of this risk factor on page 26, and your February 29, 2012 press release. With a view towards additional risk factor disclosure, please tell us whether you continued to sell your product without 510(k) clearance after the Food and Drug Administration determined that 510(k) clearance was required. If so, please tell us the extent to which these sales could impact your product liability risk, and explain how such sales were consistent with the first sentence of the last risk factor on page 18.

Response:

The Company advises the Staff that it commenced selling its NuBone product in 2007 in reliance upon the minimally manipulated tissue exemption to the 510(k) pre-market notification requirements of the Food, Drug and Cosmetic Act. In March 2008, the Food and Drug Administration notified the Company of its determination that NuBone did not meet all of the criteria of minimally manipulated tissue and that NuBone was thus regulated as a device. The Company agreed to submit a 510(k) pre-market submission within one year, following completion of the required testing, and in fact submitted the 510(k) in December 2008. During the period of time, the Company continued to sell NuBone, was in regular communication with the FDA, and believed, based on these communications, that its continued sale of the NuBone product was acceptable to the FDA. In December 2009, the Company received correspondence from the FDA expressing the FDA’s determination that NuBone was not substantially equivalent to any legally marketed device. Sales of NuBone in the United States continued until December 2010. The civil complaint that the Company settled with the FDA in February 2012 alleged that the sale of 67 units that occurred between the date of the FDA’s “not substantially equivalent” letter in December 2009 and September 2010 occurred without the requisite 510(k) clearance. Under the terms of the settlement agreement with the FDA, the FDA has released the Company from all claims by the FDA with respect to sales of NuBone, without admission of liability or fault by the Company.

Amanda Ravitz United States Securities and Exchange Commission Page 9	May 8, 2012

Over 11,700 units of NuBone were sold by the Company prior to December 2010, and the Company has not been made aware of any material safety issues or other adverse events due to NuBone. As a result, the Company does not believe that the sales of NuBone between December 2009 and September 2010 could impact the Company’s product liability risk.

The Company further advises the Staff that the first sentence of the last risk factor on page 19 (“The safety and efficacy of our products”) specifically states that “[t]he products [the Company] currently market[s] in the United States have either received pre-market clearance under Section 510(k) of the U.S. Federal Food, Drug, and Cosmetic Act, or FDCA, or are exempt from pre-market review.” NuBone is not a product that the Company “currently markets” in the United States, and historical sales of NuBone therefore do not contradict that sentence.

Capitalization, page 52

13.	Please remove the line, cash and cash equivalents, from your capitalization table.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 54 to remove the line, cash and cash equivalents, from the capitalization table.

14.	We reference the discussion in the second paragraph following the table. Please tell us whether you intend to revise the actual pro forma adjustment shown in the table, and in other disclosures where you provide a similar pro forma adjustment to reflect the automatic conversion of the Series E preferred stock, to reflect the conversion rate based upon the midpoint of the price range of the offering. If not, please explain why.

Response:

The Company respectfully advises the Staff that all outstanding shares of Series E preferred stock will automatically convert to shares of our Class B common stock on a one-to-one basis unless the initial public offering price falls below a specified minimum dollar amount, in which case the conversion rate would increase. The pro forma adjustment to reflect the automatic conversion of the Series E preferred stock currently included in the prospectus assumes the initial public offering price exceeds such minimum dollar amount. The Company hereby confirms its intent to revise the actual

Amanda Ravitz United States Securities and Exchange Commission Page 10	May 8, 2012

pro forma adjustment shown in the capitalization table, and in other disclosure where it provides a similar pro forma adjustment, to reflect the automatic conversion of the Series E preferred stock to reflect the conversion rate based upon the midpoint of the price range of the offering when the price range is included in the prospectus if the minimum dollar amount that would trigger a change in the conversion rate falls within the estimated price range of the offering.

Dilution, page 55

15.	Please tell us why you have not quantified the dilution that would result assuming the exercise of all outstanding stock options or revise.

Response:

In response to the Staff’s comment, the Company has revised the disclosure to quantify the dilution that would result assuming the exercise of all outstanding stock options.

The following sentence is included in the third full paragraph on page 58:

“To the extent that outstanding options are exercised, you will experience further dilution. If all of our outstanding options were exercised, our net tangible book value as of March 31, 2012 would have been $ or $            , per share, and the net tangible book value after this offering would have been $ , or $ per share, causing dilution to new investors of $ per share.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 63

16.	We note the increase in cost of goods sold in 2011 was due in part to an increase in inventory reserves and scrap of $5.7 million. Please disclose the significant causes of the increase. Please reconcile the amount with your disclosure on page F-7 regarding the provision for excess and obsolete inventories. Refer to Item 303(a)(3) of Regulation S-K and the related instructions.

Amanda Ravitz United States Securities and Exchange Commission Page 11	May 8, 2012

Response:

In response to the Staff’s comment, the Company has revised the disclosure under “Cost of Goods Sold” on page 68 to indicate that the significant cause of the increase in inventory reserves and scrap of $5.7 million was the overall increase in inventory balances to support product launches and increased sales volume.

As disclosed on page 68 and page F-7 in the consolidated statement of cash flows, there was a $4.4 million increase in the provision for excess and obsolete inventories for the year ended December 31, 2011 as compared to the year ended December 31, 2010. The remaining increase in inventory reserves of $1.3 million was due to inventory scrap.

Liquidity and Capital Resources, page 67

17.	We note your disclosure that one of your principal liquidity requirements is capital expenditure needs. Please describe in more detail your commitments for capital expenditures as of your last fiscal period and future expected commitments, if known.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 71 to more specifically identify its expected capital expenditure needs, principally for surgical sets. Though the Company has not entered into any material commitments for these expenditures, it does expect to continue to make investments in surgical sets as it launches new product lines, increases the size of its U.S. sales force, and expands into international markets.

18.	Please identify any known trends or uncertainties that are reasonably likely to materially increase or decrease your liquidity. We note, for example, the changes in coverage policies mentioned on page 13, physician-owned distributorships highlighted on page 17, and regulatory reforms referenced on page 33.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 71 to reflect that its liquidity may be negatively impacted as a result of a decline in sales of its products, including declines due to changes in its customers’ ability to obtain third-party coverage and reimbursement for procedures that use the Company’s products, increased pricing pressure resulting from intensifying competition, and cost increases and slower product development cycles resulting from a changing regulatory environment.

Amanda Ravitz United States Securities and Exchange Commission Page 12	May 8, 2012

Off-Balance Sheet Arrangements, page 69

19.	Please tell us how you determined that your arrangement with the entity discussed in note (1) on page 9 is not an off-balance sheet arrangement as that term is used in Regulation S-K Item 303(a)(4).

Response:

The Company advises the Staff that it has determined that the arrangement with the entity discussed in note (1) on page 10 is not an off-balance sheet arrangement for the following reasons:

•	There are no guarantee contracts between the Company and the entity, and as such, the Company has no obligation to the entity under any guarantee contract.

•	The Company has transferred no assets to the entity and has no retained or contingent interests in assets of the entity or any similar arrangements that serve as credit, liquidity or market risk support to the entity for such assets as of December 31, 2011. The Company has one agreement with the entity, and such agreement is a supplier quality agreement that provides no guaranteed commitments or financing to the entity. The terms and provisions of the supply agreement are commensurate with the Company’s supplier quality agreements with other suppliers.

•	The Company has no obligations under contracts with the entity that would be accounted for as derivative instruments. The only agreement with the entity is the previously-discussed supplier quality agreement.

•	There are no obligations arising out of a variable interest where the entity provides financing, liquidity, market risk or credit risk support to, or engages in leasing, hedging or research and development services with the Company.

Critical Accounting Policies and Estimates

Significant Factors Used in Determining the Fair Value of Our Common Stock, page 72

20.	Please disclose the significant factors that contributed to the decline in the fair value of your common stock in February and July of 2011 and February of 2012. The disclosure should address the significant factors considered by your company in determining the fair value of your common stock at the various grant dates.

Amanda Ravitz United States Securities and Exchange Commission Page 13	May 8, 2012

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 78 through 80 to disclose the significant factors that contributed to the decline in the fair value of its common stock in February and July of 2011 and February of 2012 as well as the significant factors considered by the Company in determining the fair value of its common stock at the grant dates.

21.	Further, please tell us how your valuations considered the likelihood of achieving a liquidity event, such as an initial public offering or a sale of your company.

Response:

The Company respectfully advises the Staff that the valuations considered the likelihood of achieving a liquidity event in the term or time to expiration used in the option-pricing model that was used in each valuation to allocate the total equity value between preferred and common stock. Additionally, the valuations utilized a lack of marketability discount. A summary of the assumed date of a liquidity event and the lack of marketability discounts used in the respective valuations is below.

Valuation date	Assumed date of liquidity event	Lack of marketability discount
April 30, 2010	April 30, 2011	14%
October 31, 2010	June 30, 2011	11%
April 30, 2011	June 30, 2012	12.5%
October 31, 2011	June 30, 2012	10%

22.	Please update your disclosure, when you have an estimated initial public offering price range, to discuss each of the significant factors that contribute to the difference, if any, between the fair value of your common stock as of March 28, 2012 and the expected midpoint of the price range of your offering.

Response:

The Company acknowledges the Staff’s comment and confirms that once an initial public offering price range has been determined, it will update the disclosure to discuss each of the significant factors that contributed to the difference, if any, between the fair value of the Company’s common stock as of April 26, 2012 and the expected midpoint of the price range of the Company’s initial public offering.

23.	Please note that we are deferring any final evaluation of stock compensation recognized until the estimated offering price is specified, and we may have further comments in that regard when you file the amendment containing that information.

Amanda Ravitz United States Securities and Exchange Commission Page 14	May 8, 2012

Response:

The Company acknowledges that the Staff may have further comments related to stock compensation recognized after its review of the estimated offering price range included in future filings.

Overview, page 76

24.	We note the disclosure on page 76 regarding your Adjusted EBITDA since 2004. We further note that the reconciliations on page 10 only include 2009, 2010 and 2011. Please provide all of the disclosures required by Item 10(e) of Regulation
S-K.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 82 to eliminate references to Adjusted EBITDA in 2004. Furthermore, the Company has eliminated any references to Adjusted EBITDA for periods for which reconciliations are not provided.

Products, page 83

25.	Please provide us with your basis for determining that certain of your products are “first-in-class” as disclosed on page 83.

Response:

The Company acknowledges the Staff’s comment and, in response thereto, has deleted the reference “first-in-class” from its disclosure in Amendment No. 1.

Intellectual Property, page 92

26.	Please disclose the duration of your patents.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 97 and 98 to disclose the duration of the Company’s patents, by including the following sentence in the first paragraph:

Amanda Ravitz United States Securities and Exchange Commission Page 15	May 8, 2012

“One of our issued patents expires in March 2015 and the rest of our issued patents expire between November 2019 and June 2030.”

27.	We note your disclosure that you rely upon licensing opportunities. Please file any material licensing agreements as exhibits, and disclose the material terms of these arrangements.

Response:

The Company advises the Staff that it does not rely on any material licensing opportunities, and, as such, there are no material licensing agreements that require filing or other disclosure. In response to the Staff’s comment, the Company has revised the disclosure on page 98 to clarify that it may, in the future, rely upon licensing opportunities.

Legal Proceedings, page 100

28.	Please tell us whether you believe that the pending merger involving Synthes could impact the direction or outcome of the disclosed litigation.

Response:

The Company has no reason to believe that the pending merger involving Synthes will impact the direction or outcome of the disclosed litigation.

Executive Officers, Significant Employees and Directors, page 102

29.	For each of your directors, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director in light of your business and structure. Refer to Regulation S-K Item 401(e)(1).

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 108 to 111 to discuss, for each of the Company’s directors, the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director.

Amanda Ravitz United States Securities and Exchange Commission Page 16	May 8, 2012

Director Compensation, page 108

30.	Please provide the director compensation table and disclosure required by Regulation S-K Item 402.

Response:

In response to the Staff’s comment, the Company has revised the disclosure under “Director Compensation” on pages 114 and 115 to include the director compensation table and other disclosure required by Regulation S-K Item 402.

Certain Relationships, page 129

31.	Please revise to disclose the individual transactions with each related party, including the amount of Series E Preferred stock purchased by each investor.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 124 to specifically identify the individual transactions with each related party. The Company respectfully advises the Staff that all Series E investors were institutional investors and, of the Series E investors, Clarus and the funds affiliated with Goldman, Sachs & Co. are the only related parties.

32.	We note your reference in this section to financing with institutional investors “including” Clarus and Goldman, and agreements with “certain” of your stockholders. Please revise this section to identify each of the related parties with whom you have agreements. Also, identify the third-party supplier discussed on page 130. Refer to Regulation S-K Item 404(a)(1). File your agreements with this supplier as exhibits.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 125 and 126 to more specifically identify the related parties who are party to the agreements disclosed.

The Company respectfully advises the Staff that the identity of the third-party supplier discussed on page 126 is not material to investors and that naming the supplier in the prospectus would cause substantial competitive harm to the supplier. The Company has disclosed the identity of the Company’s related parties, namely the spouses of two of the

Amanda Ravitz United States Securities and Exchange Commission Page 17	May 8, 2012

Company’s directors as well as one of the Company’s directors, that have an interest in the third-party supplier and the nature of their relationship with and interest in the third-party supplier. Further, the Company has also disclosed the dollar value of the transactions. Providing the name of the third-party supplier, in addition to the names of the Company’s related parties having an interest in the third-party supplier, would not provide meaningful information to investors about the Company. In contrast, disclosing the name of the third-party supplier will likely substantially injure the third-party supplier.

The third-party supplier sells products to the Company, as well as to other customers, and is seeking to grow its business and sell more of its products and derive more of its revenue from a variety of customers, including the Company’s competitors. The Company understands that the third-party supplier has invested in improving and growing its sales function to achieve such sales goals. It is expected, however, that, if the Company’s competitors were aware of the Company’s relationship with the third-party supplier, they would refuse to purchase products from the third-party supplier. Disclosure of the relationship would therefore be expected to substantially negatively impact the third-party supplier’s sales results and growth prospects and cause the third-party supplier substantial competitive harm. It is important to the Company that its decision to pursue its initial public offering not negatively affect other parties with which it transacts business.

As noted elsewhere in this response letter, the Company’s supplier quality agreement with the third-party supplier is not a material contract required to be filed by Item 601 of Regulation S-K. The Company and the supplier are party to a supplier quality agreement, the terms of which are consistent with those supplier quality agreements the Company has with other suppliers. The supplier quality agreement sets forth terms, such as quality and delivery requirements, by which the Company would purchase products from the third-party supplier if the third-party supplier were to accept a purchase order from the Company, but it does not establish pricing and it does not obligate the Company to purchase a particular quantity of products from the third-party supplier and does not obligate the third-party supplier to supply a particular quantity of products to the Company.

Principal and Selling Stockholders, page 138

33.	Please identify the natural person or persons who have voting or investment control over the shares attributed to Clarus, and the shares attributed to the selling stockholders when you have identified the selling stockholders.

Amanda Ravitz United States Securities and Exchange Commission Page 18	May 8, 2012

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 135 to identify the natural persons who have voting or investment control over the shares attributed to Clarus. The Company acknowledges the Staff’s comment with respect to the selling stockholders and confirms that when it has identified the selling stockholders, it will update the disclosure to identify the natural persons who have voting or investment control over the shares attributed to the selling stockholders.

Underwriting, page 146

34.	Revise to state separately the offering expenses that will be borne by the company and the selling stockholders.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 143 and page II-1 to state separately the offering expenses that will be borne by the Company and the selling stockholders.

Financial Statements, page F-1

35.	Please consider on an ongoing basis the updating requirements of Rule 3-12 of Regulation S-X.

Response:

The Company acknowledges the Staff’s comment and advises that it has provided updated financial statements and information in the Registration Statement in accordance with the requirements of Rule 3-12 of Regulation S-X to reflect the Company’s first quarter financial results of 2012.

Amanda Ravitz United States Securities and Exchange Commission Page 19	May 8, 2012

Note 11. Equity

(a)    Common Stock, page F-20

36.	Please disclose the method and significant assumptions used to value the put right. Refer to ASC 825-10-50-10.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page F-20 to disclose the method and significant assumptions used to value the put right.

(b)    Series E Preferred Stock, page F-21

37.	We note the disclosure on page 54 regarding possible changes in the conversion rate of the Series E preferred stock. Please explain, in summary form, the pertinent rights and privileges of your Series E preferred stock as required by ASC 505-10-50-3. Include a summary of the changes to the conversion rate.

Response:

In response to the Staff’s comment, the Company has included revised disclosure in the second paragraph under “(b) Series E Preferred Stock” on pages F-21 and F-22 to disclose a summary of the potential conversion rate adjustments. The Company respectfully advises that all other pertinent rights and privileges of the Series E preferred stock are disclosed as required by ASC 505-10-50-3.

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

38.	To the extent there is a delay in requesting effectiveness of your registration statement, an other than typographical change made to the financial statements, or there have been intervening events since the prior filing that are material to the company, please provide a currently dated and signed consent from your independent accountants with your amendments.

Response:

The Company has provided a currently dated and signed consent from KPMG LLP, the Company’s independent registered public accounting firm, with Amendment No. 1. The Company acknowledges the Staff’s comment with respect to applicable future amendments to the Registration Statement.

Amanda Ravitz United States Securities and Exchange Commission Page 20	May 8, 2012

Item 15. Recent Sales of Unregistered Securities, page II-3

39.	Please revise to disclose the dates of sale and the amounts of securities sold and the purchasers of the securities. Refer to Regulation S-K Item 701(a) and (b).

Response:

In response to the Staff’s comment, the Company advises that all of the Company’s sales of securities during the past three years that were not registered under the Securities Act were grants of stock options or issuances of common stock upon exercises of stock options. The Company has revised the disclosure on pages II-2 and II-3 to identify such grants and issuances in relation to each relevant equity plan.

Amanda Ravitz United States Securities and Exchange Commission Page 21	May 8, 2012

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If you require any additional information on these issues, or if we can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (215) 988-2880.

Sincerely,

/s/ Stephen T. Burdumy

Stephen T. Burdumy

cc:	Anthony L. Williams, Globus Medical, Inc.

Richard A. Baron, Globus Medical, Inc.

David C. Paul, Globus Medical, Inc.

Robert C. Juelke, Drinker Biddle & Reath LLP

Donald R. Reynolds, Wyrick Robbins Yates & Ponton LLP

Marc D. Jaffe, Latham & Watkins LLP